April 15, 2013	Writer’s Direct Contact 212.468.8179 APinedo@mofo.com

Via EDGAR and by Courier

Tiffany Piland
Securities and Exchange Commission
100 F Street, NE
Mailstop #3561
Washington, D.C. 20549

Re:	Truett-Hurst, Inc.
Registration Statement on Form S-1 (the “Registration Statement”)
Registration No. 333-187164

Dear Ms. Piland:

On behalf of our client, Truett-Hurst, Inc. (the “Company”), we are concurrently herewith submitting to the Securities and Exchange Commission (the “Commission”) Amendment No. 4 to the Company’s Registration Statement on Form S-1 referenced above (the “Amendment”).  The purpose of the Amendment is to file certain exhibits in response to the comments transmitted by the Staff to us on April 12, 2013 on the Company’s Amendment No. 3 to the Registration Statement filed with the Commission on April 11, 2013.  Below, we identify in bold the Staff’s comment and note in regular type our response.

General

1.
We note that Article 12 of your form of amended and restated certificate of incorporation attempts to restrict the forum in which certain actions may be brought by investors.  Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation.  Please disclose under Risk Factors and Description of Capital Stock that although you have included a choice of forum clause in your restated certification of incorporation, it is possible that a court could rule that such provision is inapplicable or unenforceable.  Also describe the effect of such restrictions on investors.

Securities and Exchange Commission
April 15, 2013
Page Two

We have removed the choice of forum provision from the form of amended and restated certificate of incorporation and have filed the revised version as exhibit 3.2 to the Amendment.

2.
Please disclose under Description of Capital Stock whether investors who purchase shares in the initial public offering are subject to the exclusive forum provision.  It appears that your amended and restated certificate of incorporation will not be filed with the State of Delaware, and therefore will not become effective, until the closing date.

We have removed the choice of forum provision.

Exhibits

3.
We note that Section 4 of the escrow agreement filed as Exhibit 1.2 provides that the “Escrow Agent will hold in a segregated account established for the benefit of the Company and the Selling Stockholders and will disburse all funds received by it pursuant to the terms of this Escrow Agreement.”  Please reconcile this provision with your statement on page 29 of Amendment No. 2 to the Registration Statement on Form S-1 that “[a]ll investor funds received prior to the closing will be deposited into escrow with an escrow agent until closing for the benefit of the investors.”  See Exchange Act Rule 15c2-4.

We have revised the form of escrow agreement and have filed the revised version as exhibit 1.2 to the Amendment.

4.	Please file as an exhibit your certificate of incorporation as currently in effect. See Item 601(b)(3)(i) of Regulation S-K.

The certificate of incorporation currently in effect is filed as exhibit 3.1 to the Amendment.

Securities and Exchange Commission
April 15, 2013
Page Two

We appreciate in advance your time and attention to this Amendment, as well as to our comment responses.   Should you have any additional questions or concerns, please call me at 212-468-8179.

Sincerely,

/s/ Anna T. Pinedo
Anna T. Pinedo

cc:           Gary J. Kocher
Michael Hedge